SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of December 2013

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On November 29, 2013, DHT Holdings, Inc. (the “Company”) issued a press release related to the settlement agreements reached among the Company and certain of its affiliates and Overseas Shipholding Group, Inc. (“OSG”) and certain of its affiliates, in each case in connection with the rejection of the bareboat charter agreements for the Overseas Newcastle and Overseas London by OSG and its affiliated debtors.  Attached hereto as Exhibit 99.1 is the press release dated November 29, 2013, and it is incorporated herein by reference.

On December 2, 2013, the Company issued a press release announcing that the Company reached an agreement with Hyundai Heavy Industries Co., Ltd. in South Korea for the construction of two very large crude carriers with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification.  Attached hereto as Exhibit 99.2 is the press release dated December 2, 2013, and it is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 29, 2013

99.2	Press Release dated December 2, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: December 3, 2013	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer